February 1, 2013 By Edgar courier Mr. Robert Errett Special Counsel Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561

Mayer Brown LLP

1675 Broadway
New York, New York 10019-5820

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Paul A. Jorissen

Direct Tel +1 212 506 2555
Direct Fax +1 212 849 5555

pjorissen@mayerbrown.com

Re:	GE Equipment Midticket LLC, Series 2011-1 Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 27, 2012 File No. 333-160604-02

Dear Mr. Errett:

On behalf of GE Equipment Midticket LLC, Series 2011-1 please be advised that we will respond to the comments in your letter, dated January 18, 2013, relating to the Form 10-K referenced above, on or prior to 5:30 p.m. (EST) on Thursday, February 7, 2013.

Very truly yours,

/S/ Paul A. Jorissen

Paul A. Jorissen

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.